September 30, 2024

Ian Somaiya
Chief Financial Officer
New Amsterdam Pharma Company N.V.
Gooimeer 2-35
Naarden
The Netherlands 1411 DC

       Re: New Amsterdam Pharma Company N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-41562
Dear Ian Somaiya:

       We have reviewed your August 8, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Form 10-K for the Fiscal year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 95

1. We have considered your response to our prior comment. Given the quantitative significance of the error to net loss per share, and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Please tell us how you intend to address the error in your reporting.
 September 30, 2024
Page 2

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Brian Rosenzweig